SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Biovest International Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

N/A
(CUSIP Number)

Ronald E. Osman
1602 West Kimmel Street
Marion, IL 62959
(618) 997-5151
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 18, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A	13D	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ronald E. Osman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 26,040,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 26,040,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,040,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.04%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Corps Real, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,360,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,360,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,360,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.36%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. N/A	13D	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Pabeti, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,680,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,680,000
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,680,000
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.68%
14.		TYPE OF REPORTING PERSON CO

CUSIP No. N/A	13D	Page 5 of 12 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to Common Stock, par value $0.01 per share (the “Common Stock”), issued by Biovest International Inc. (the “Issuer”). The Issuer’s principal executive office is located at 300 South Hyde Park Avenue, Suite 210, Tampa, FL 33606.

Item 2.  Identity and Background.

(a)           This Schedule 13D is filed on behalf of the following persons:

(i)            Ronald E. Osman;

(ii)           Corps Real, LLC, an Illinois limited liability company; and

(iii)          Pabeti, Inc., an Illinois corporation.

Each of the foregoing persons are referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of (i) the executive officers and managers of Corps Real, LLC and (ii) the executive officers and directors of Pabeti, Inc.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)           The principal business address of each of the Reporting Persons is 1602 West Kimmel Street, Marion, IL 62959.

(c)           Ronald E. Osman is the founder, president and senior partner of the law offices of Ronald E. Osman & Associates, Ltd., which has an address of 1602 West Kimmel Street, Marion, IL 62959. Mr. Osman is also the Chairman of the Board of Directors of the Issuer.  Ronald E. Osman is the Manager of Corps Real, LLC and the President of Pabeti, Inc. The principal business of Corps Real, LLC is lending money.   The principal business of Pabeti, Inc. is oil production.

(d)           No Reporting Person nor, to the knowledge of the Reporting Persons, any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person nor, to the knowledge of the Reporting Persons, any person listed on Schedule A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. N/A	13D	Page 6 of 12 Pages

(f)           Ronald E. Osman is a United States citizen.  Each of the individuals listed on Schedule A is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

As further described in Item 4 below, the Reporting Persons, as secured debtholders of the Issuer prior to the Effective Date (as defined below), acquired the shares of Common Stock reported herein (the “Shares”) pursuant to the Plan (as defined below) in exchange for such secured debt being cancelled as of the Effective Date. No cash or other consideration was paid by the Reporting Persons for the Shares, other than cancellation of debt.

Item 4.  Purpose of Transaction.

Pursuant to the First Amended Plan of Reorganization under Chapter 11 of the Bankruptcy Code (as modified, amended and supplemented, the “Plan”) of the Issuer, which was confirmed by the United States Bankruptcy Court for the Middle District of Florida, Tampa Division on June 28, 2013 and became effective on July 9, 2013 (the “Effective Date”), the Reporting Persons received the Shares in exchange for the secured debt held by the Reporting Persons prior to the Effective Date being cancelled as of the Effective Date.  A copy of the Plan, the First Modification to the Plan, the Order Confirming the Plan, the Order Resolving Response and Limited Objection by the Official Committee of Unsecured Creditors to the Plan, and the Notice of the Effective Date of the Plan are attached hereto as Exhibits 10.1, 10.2, 10.3, 10.4 and 10.5, respectively, and are incorporated herein by reference.

The Shares are being held for investment purposes.  Except as set forth in the Plan, the Reporting Persons do not at the present time have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. N/A	13D	Page 7 of 12 Pages

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.
Item 5.  Interest in Securities of the Issuer.

(a)           Following confirmation of the Plan and the allocation of shares on July 18, 2013, Corps Real, LLC is the record holder of 17,360,000 shares of Common Stock, representing 17.36% of the issued and outstanding shares of Common Stock, and Pabeti, Inc. is the record holder of 8,680,000 Shares, representing 8.68% of the issued and outstanding shares of Common Stock.

Ronald E. Osman, the Chairman of the Issuer’s board of directors, is not the record holder of any shares of Common Stock, but has sole voting and investment power over the shares of Common Stock owned by Corps Real, LLC and Pabeti, Inc., on behalf of their underlying beneficial holders (individuals and trusts of the Osman family).

The 26,040,000 shares of Common Stock beneficially owned in the aggregate by Ronald E. Osman represent 26.04% of the 100,000,000 shares of Common Stock issued and outstanding pursuant to the Plan.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule A to this Schedule 13D.

(b)           As of the date hereof, the Reporting Persons collectively are the direct and indirect beneficial owners of an aggregate of 26,040,000 Shares. Each of Corps Real, LLC and Pabeti, Inc. shares voting and dispositive power over the Shares owned by it with Ronald E. Osman.

(c)           The following sets forth certain information regarding all transactions in the Common Stock that were effected by the Reporting Persons during the past sixty days:

Date	Amount of Common Stock Acquired	Price Per Security	Where and How Effected
7/18/13	17,360,000 shares	*	Issued by the Issuer to Corps Real, LLC pursuant to the Plan

7/18/13	8,680,000 shares	*	Issued by the Issuer to Pabeti, Inc. pursuant to the Plan

* Issued pursuant to the Plan in exchange for the secured debt held by such Reporting Person prior to the Effective Date, which secured debt was cancelled as of the Effective Date.

To the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person listed on Schedule A to this Schedule 13D.

CUSIP No. N/A	13D	Page 8 of 12 Pages

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 3, 4 and 5 above are incorporated herein by reference.

Other than as described in this Schedule 13D and the agreements attached hereto and incorporated herein by reference, including the Plan and its related documents, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description

10.1
First Amended Plan of Reorganization of Biovest International, Inc., Under Chapter 11 of Title 11, United States Code (incorporated by reference to Exhibit 10.1 of Current Report on Form 8-K filed by the Issuer July 5, 2013 (File No. 000-11480)).

10.2
First Modification to First Amended Plan of Reorganization of Biovest International, Inc., Under Chapter 11 of Title 11, United States Code (incorporated by reference to Exhibit 10.2 of Current Report on Form 8-K filed by the Issuer July 5, 2013 (File No. 000-11480)).

10.3
Order Confirming First Amended Plan of Reorganization of Biovest International, Inc. Under Chapter 11 of Title 11, United States Code dated as of June 28, 2013, as Modified, Pursuant to 11 U.S.C. §1129 (incorporated by reference to Exhibit 10.3 of Current Report on Form 8-K filed by the Issuer July 5, 2013 (File No. 000-11480)).

10.4
Agreed Order Resolving Response and Limited Objection by the Official Committee of Unsecured Creditors to First Modification to First Amended Plan of Reorganization (incorporated by reference to Exhibit 10.1 of Current Report on Form 8-K filed by the Issuer July 15, 2013 (File No. 000-11480)).

10.5	Notice of Effective Date (incorporated by reference to Exhibit 10.2 of Current Report on Form 8-K filed by the Issuer July 15, 2013 (File No. 000-11480)).

99.1	Joint Filing Agreement.

CUSIP No. N/A	13D	Page 9 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: July 29, 2013
/s/ Ronald E. Osman
Ronald E. Osman CORPS REAL, LLC
	By:	/s/ Ronald E. Osman
	Name:	Ronald E. Osman
	Title:	Manager
PABETI, INC.
	By:	/s/ Ronald E. Osman
	Name:	Ronald E. Osman
	Title:	President

CUSIP No. N/A	13D	Page 10 of 12 Pages

Exhibit Index

Exhibit No.	Description

10.1
First Amended Plan of Reorganization of Biovest International, Inc., Under Chapter 11 of Title 11, United States Code (incorporated by reference to Exhibit 10.1 of Current Report on Form 8-K filed by the Issuer July 5, 2013 (File No. 000-11480)).

10.2
First Modification to First Amended Plan of Reorganization of Biovest International, Inc., Under Chapter 11 of Title 11, United States Code (incorporated by reference to Exhibit 10.2 of Current Report on Form 8-K filed by the Issuer July 5, 2013 (File No. 000-11480)).

10.3
Order Confirming First Amended Plan of Reorganization of Biovest International, Inc. Under Chapter 11 of Title 11, United States Code dated as of June 28, 2013, as Modified, Pursuant to 11 U.S.C. §1129 (incorporated by reference to Exhibit 10.3 of Current Report on Form 8-K filed by the Issuer July 5, 2013 (File No. 000-11480)).

10.4
Agreed Order Resolving Response and Limited Objection by the Official Committee of Unsecured Creditors to First Modification to First Amended Plan of Reorganization (incorporated by reference to Exhibit 10.1 of Current Report on Form 8-K filed by the Issuer July 15, 2013 (File No. 000-11480)).

10.5	Notice of Effective Date (incorporated by reference to Exhibit 10.2 of Current Report on Form 8-K filed by the Issuer July 15, 2013 (File No. 000-11480)).

99.1	Joint Filing Agreement.

CUSIP No. N/A	13D	Page 11 of 12 Pages

SCHEDULE A

Executive Officers and Managers of Corps Real, LLC

Name and Position	Present Principal Occupation	Business Address
Ronald E. Osman, Manager	Attorney/Businessman/Farmer	1602 W. Kimmel St.
Marion, IL 62959

CUSIP No. N/A	13D	Page 12 of 12 Pages

Executive Officers and Directors of Pabeti, Inc.

Name and Position	Present Principal Occupation	Business Address
Ronald E. Osman, President	Attorney/Businessman/Farmer	1602 W. Kimmel St.
and Director		Marion, IL 62959
Christopher Blane Osman,	Attorney/Businessman	1602 W. Kimmel St.
Vice-President and Director		Marion, IL 62959